UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
Commission File No. 1-4329
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)
Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) for the fiscal year ended December 31, 2008, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of
Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:
(23) Consent of Independent Registered Public Accounting Firm

(99) Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
/s/ Stephen O. Schroeder
STEPHEN O. SCHROEDER
Vice President and Treasurer Plan Administrator

Date: June 25, 2009

Financial Statements and
Supplemental Schedule
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
December 31, 2008 and 2007, and
Year Ended December 31, 2008
With Report of Independent Registered Public
Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007, and
Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm
The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
  Pre-Tax Savings Plan (Findlay)
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 22, 2009	/s/ Ernst & Young LLP

Toledo, Ohio	Ernst & Young LLP

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Investments, at fair value:
Interest in investment trust — fully benefit-responsive investment contracts	$9,800,829	$9,982,012
Pooled separate accounts	9,492,072	17,753,320
Common stock	6,607,299	9,840,173
Mutual funds	4,116,120	7,540,422
Participant loans	1,217,401	1,201,499

	31,233,721	46,317,426

Receivables:
Employer contributions	—	1,110,472

Net assets available for benefits, at fair value	31,233,721	47,427,898

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	342,870	25,967

Net assets available for benefits	$31,576,591	$47,453,865

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Investment income:
Interest and dividends	$558,117

Total investment income	558,117

Contributions:
Participant	2,857,342
Participant rollover	492

Total contributions	2,857,834

Total additions	3,415,951

Deductions
Net depreciation in fair value of investments	15,989,211
Participant withdrawals	3,303,439
Transfer to other Plan	575

Total deductions	19,293,225

Net decrease	(15,877,274)

Net assets available for benefits:
Beginning of year	47,453,865

End of year	$31,576,591

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements
December 31, 2008
1. Description of Plan
The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as amended and restated effective December 1, 2006, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #207L and Cooper Tire & Rubber Company (the Company and the Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan has established a trust agreement with Principal Financial Group (the Trustee), to act as trustee and record-keeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.
Contributions
Each year, participants may contribute up to 25% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The Company contributions are made annually at the discretion of the Company’s Board of Directors as provided in the Plan document. Participants may direct employer contributions immediately upon receipt. There were no Company contributions to the Plan for the year ended December 31, 2008. The Company made a contribution in the amount of $1,110,472 for the year ended December 31, 2007.
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s contributions plus actual earnings thereon after three years.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
1. Description of Plan (continued)
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.
Forfeitures
At December 31, 2008 and 2007, forfeited nonvested accounts held in the plan totaled $3,957 and $27,426, respectively. Future employer contributions can be reduced by future amounts forfeited by participants. Forfeitures of $27,426 were utilized in 2008 to reduce the 2007 employer contribution that was made in September 2008.
Participant Loans
Under the Plan participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2008, range from 4.00% to 8.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the trustee if their vested balance is greater than $1,000 but less than $5,000.
In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
1. Description of Plan (continued)
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.
Investment Valuation and Income Recognition
The shares of common stock are valued at quoted market prices on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the participation units in the pooled separate accounts are based on the quoted price of the underlying securities and the number of units owned by the Plan at year-end. Participation units in the Invesco Stable Value Fund are valued at a unit price determined by the portfolio’s sponsor based on the fair value of the underlying assets held by the portfolio. The participant loans are valued at their outstanding balances, which approximate fair value.
As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in a fully benefit-responsive guaranteed investment contract (GIC) and synthetic investment contracts (synthetics GICs). As required by the FSP, the

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition (continued)
statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts. The fair value of the GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
The Company pays the administrative expenses of the Plan, therefore no administrative expense are reported by the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncement
On January 1, 2008 the Plan adopted the provisions of Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (SFAS No. 157).

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncement (continued)
SFAS No. 157 defines fair value, establishes a framework on measuring fair value, establishes a fair value hierarchy on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Plan accounts for certain financial assets at fair value under various accounting literature.
In accordance with SFAS No. 157, the Plan has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within the different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
Financial assets and liabilities recorded on the Statement of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:
Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access.
Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncement (continued)
Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Pooled Separate Accounts: The net asset value (“NAV”) of these accounts is based on the market value of its underlying investments. The NAV is not a publicly-quoted price in an active market.
Interest in Investment Trust: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.
Participant Loans: Valued at amortized cost, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncement (continued)
The following table presents the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

		Fair Value Measurements at December 31, 2008 Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
Description	2008	Level (1)	Level (2)	Level (3)
Interest in investment trust	$9,800,829	$—	$9,800,829	$—
Pooled separate accounts	9,492,072	—	9,492,072	—
Common stock	6,607,299	6,607,299	—	—
Mutual funds	4,116,120	4,116,120	—	—
Participant loans	1,217,401	—	—	1,217,401

Total investment assets at fair value	$31,233,721	$10,723,419	$19,292,901	$1,217,401

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncement (continued)
The following table presents a reconciliation of beginning and ending balances of Level 3 inputs as of December 31, 2008:

Fair Value
Measurements
Using
Significant
Unobservable
Inputs (Level 3)
Participant
Loans
Beginning balance	$1,201,499
Purchases, issuances, and settlements	15,902

Ending balance	$1,217,401

The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$—

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
3. Investments
During 2008, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value, as determined by quoted market prices, as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation)
in Fair Value of
Investments
Interest in investment trust	$372,092
Mutual funds	(2,671,733)
Pooled separate accounts	(6,613,929)
Common stock	(7,075,641)

$(15,989,211)

Investments in mutual funds, common stock, and pooled separate accounts that exceed 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2008	2007

Invesco Stable Value Fund	$9,800,829	$9,982,012
Cooper Tire & Rubber Company Common Stock	6,607,299	9,840,173
Allegiant Large Cap Value I Fund	4,116,120	7,540,422
Alliance Bernstein LP PTR Large Cap	3,836,916	7,313,103

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
4. Investment Trust
At December 31, 2008 and 2007, the Invesco Stable Value Fund of the Plan was held in an Investment Trust, which also combined similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income was allocated to the Plan based on its pro rata share in the net assets of the Investment Trust. These assets were identified and allocated to each participating retirement plan.
At December 31, 2008 and 2007, the Plan’s interest in the net assets of the Investment Trust was approximately 14.02% and 13.4%, respectively.
The following presents the fair value of the investments in the Investment Trust:

	December 31
	2008	2007

Investments, at fair value:
Fully benefit-responsive investment contracts	$69,916,026	$74,719,032

Total assets, at fair value	69,916,026	74,719,032
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,445,925	194,369

Total assets	$72,361,951	$74,913,401

Investment income for the Investment Trust for the year ended December 31, 2008, is as follows:

Interest and dividends	$3,266,905
Net appreciation of fair value of investments, as determined by quoted prices:
Investment contracts	2,583,656

$5,850,561

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
5. Fully Benefit-Responsive Investment Contracts
The Plan includes an account called the Invesco Stable Value Fund as an investment option available to participants. This account is managed by Invesco Institutional (N.A.), Inc. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses.
Investments of the Invesco Stable Value Fund may periodically include Guaranteed Investment Contracts (GICs), typically issued by insurance companies and which provide for guarantees of interest and repayment of principal. An issuer of a GIC is contractually obligated to repay the principal and a specified interest rate or interest rate index that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed and may be reset on a monthly basis.
The Plan also invests in synthetic GICs which are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high quality, intermediate term fixed income securities. The Plan purchases wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of the computation. The crediting rate is most affected by the change in the annual effective yield-to- maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.
Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan),

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
5. Fully Benefit-Responsive Investment Contracts (continued)
(2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with participants is probable.
GICs do not permit the insurance company to terminate the agreement prior to the scheduled maturity date; however, the synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the nondefaulting party may terminate the contract. The following may cause the Plan to be in default:
•	A breach of material obligation under the contract

•	A material misrepresentation

•	A material amendment to the plan agreement
The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan was unable to obtain a replacement investment contract, withdrawing participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.
The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
5. Fully Benefit-Responsive Investment Contracts (continued)
issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by the Trust upon election and notice. In certain limited circumstances, contract termination by the issuer may also occur but with the Trust retaining the right to require that the contract will remain in force under original terms over a period of time as underlying assets mature and are repaid.
As described in Note 2, because GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GIC and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2008	2007

Average yields for GIC and synthetic GICs
Based on actual earning	6.87%	5.22%
Based on interest rate credited to participants	4.13%	4.80%
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
7. Related-Party Transactions
Certain plan investments are units of pooled separate accounts managed by the trustee, Principal Financial Group, and, therefore, these transactions qualify as party-in-interest transactions. In addition, the plan investments include the Company’s common stock. There have been no known prohibited transactions with a party-in-interest.
8. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
9. Reconciliation of Form 5500 to Net Assets Available for Benefits, at Contract Value
Form 5500 reports net assets at fair value and the financial statements report at contract value. The following is a reconciliation of net assets available for benefits.

	December 31
	2008	2007

Net assets available for benefits, Form 5500	$31,233,721	$47,318,637
Benefits approved and processed but not yet paid	—	109,261
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	342,870	25,967

Net assets available for benefits, at contract value	$31,576,591	$47,453,865

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (continued)
9. Reconciliation of Form 5500 to Net Assets Available for Benefits, at Contract Value (continued)
The following is a reconciliation of net additions to net assets available for benefits:

December 31
2008
Total loss on investments, Form 5500	$(16,084,341)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	316,903
Adjustment for prior year benefits payable	(109,261)
Transfers from this Plan	(575)

Total net decrease to net assets available for benefits, per the financial statements	$(15,877,274)

Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
EIN #34-4297750      Plan #014
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2008

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Identity of Issue	Par, or Maturity Value	Value

Investment Trust:
Invesco	9,577,683 shares, Stable Value Fund	$9,800,829

Pooled Separate Accounts:
Alliance Bernstein LP	401,178 shares, Large Cap Value	3,836,916
Fidelity Management and Research	39,344 shares, International	962,965
Turner Investment Partners	97,511 shares, Midcap Growth	835,054
Columbus Circle Investors	47,091 shares, Large Cap Growth	821,606
Goldman Sachs Asset Mgmt.	283 shares, Midcap Value	6,302
*Principal Global Investors	60,398 shares, Principal Lifetime 2020	678,728
	13,753 shares, Principal Large Cap S&P 500 Index	506,905
	10,747 shares, Principal Diversified International	417,586
	36,378 shares, Principal Lifetime 2030	396,673
	33,306 shares, Principal Lifetime 2040	360,949
	307 shares, Principal US Property	192,555
	17,086 shares, Principal Lifetime 2010	190,071
	11,592 shares, Principal Lifetime 2050	120,258
	154 shares, Principal Bond and Mortgage	106,428
	4,901 shares, Principal Lifetime STR INC	56,932
	74 shares, Principal International Emerging Markets	2,144

Common Stock:
*Cooper Tire & Rubber Company	1,072,613 shares, Cooper Tire & Rubber Company stock	6,607,299

Mutual Funds:
*Allegiant Asset Management Co.	385,044 shares, Allegiant Large Cap Value I Fund	4,116,120

*Participant loans	Interest rates ranging from 4.00% to 8.25%, latest maturity date December 2013	1,217,401

		$31,233,721

*	Indicates party-in-interest to the Plan.